UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20459

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
GMARKET INC.

(Name of Subject Company)
GMARKET INC.

(Name of Person(s) Filing Statement)
Common stock, par value KRW 100 per share
American depositary shares, as evidenced by American depositary receipts, each representing one share of common stock

(Title of Class of Securities)
The Common Stock, which is not traded on U.S. markets, has not been assigned a
CUSIP number.
The CUSIP number for the related American depositary shares is 38012G100.

(CUSIP Number of Class of Securities)
Duckjun (D.J.) Lee
Senior Managing Director and Chief Financial Officer
9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912,
Korea
82-2-1566-5701

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of the persons filing statement)
with copies to:

Robert B. Robbins, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, NW Washington, DC 20037-1122 (202) 663-8136	Mark J. Lee, Esq. Orrick, Herrington & Sutcliffe LLP 43rd Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong +852 2218 9118	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 (415) 773-5830

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

First Quarter 2009 Earnings Release

2 These presentation materials have been prepared by Gmarket Inc. ("Gmarket" or the "Company") and have not been independently verified. These presentation materials contain pro forma non-GAAP financial measures. Specifically, we have provided pro forma non-GAAP operating income and pro forma non-GAAP net income that exclude certain merger expenses incurred, as well as the related income tax effects of such items. The merger expenses were not recurring expenses and are not directly attributable to the underlying performance of our business operations. These pro forma non-GAAP financial measures are provided to enhance the user's overall understanding of our financial performance. The Company believes that by excluding these charges, as well as the related income tax effects, the pro forma non-GAAP measures provide supplemental information to both management and investors that is useful in assessing core operating performance, in evaluating our ongoing business operations and in comparing results of operations on a consistent basis from period to period. The presentation of this additional information is not prepared in accordance with GAAP. The information therefore may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. Investors are encouraged to review the reconciliations of GAAP to pro forma non-GAAP financial measures which are included in the appendix at the end of these presentation materials. No representations or warranties, express or implied, are made as to, and no reliance should be placed on, the accuracy, fairness or completeness of the information presented or contained in these materials. Neither the Company nor any of its affiliates, advisers or representatives accepts any responsibility whatsoever for any loss or damage arising from any information presented or contained in these materials. The information presented or contained in these materials is current as of the date hereof and is subject to change without notice and its accuracy is not guaranteed. Neither the Company nor any of its affiliates, advisers or representatives make any undertaking to update any such information subsequent to the date hereof. Disclaimer

Disclaimer (continued) Certain information and statements made in this presentation contain "forward-looking statements." Such forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "considering," "depends," "estimate," "expect," "intend," "plan," "planning," "planned," "project," "predict," and similar expressions. All forward looking statements are the Company's current expectation of future events and are subject to a number of factors that could cause actual results to differ materially from those described in the forward-looking statements. Caution should be taken with respect to such statements and you should not place undue reliance on any such forward-looking statements. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares or other securities of the Company and neither any part of the materials nor any information or statement contained therein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Any decision to purchase shares in any offering of shares of the Company should be made solely on the basis of the information contained in the prospectus which may be published or distributed in due course in connection with any offering of shares of the Company. The tender offer contemplated by the pending business combination transaction with eBay Inc. has not yet commenced. This presentation is not an offer, a solicitation or a recommendation with respect to such tender offer. No statement in this presentation is an offer to purchase or a solicitation of an offer to sell securities. The Company intends to file a Schedule 14D-9 solicitation/recommendation statement with the U.S. Securities and Exchange Commission ("SEC") relating to this tender offer. The Company understands that eBay Inc. and eBay KTA (UK) Ltd intend to file a Schedule TO tender offer statement with the SEC relating to this tender offer. Security holders and investors are urged to read carefully the tender offer statement (including the offer to purchase, a related letter of transmittal and certain other tender offer documents) and the Company's solicitation/recommendation statement when they are available because they will contain important information about the tender offer and related transactions. Security holders and investors may obtain a free copy of Gmarket's solicitation/recommendation statement when it becomes available, and other documents filed by the Company or eBay Inc. with the SEC, at the SEC's web site at http://www.sec.gov. Free copies of the Company's solicitation/recommendation statement, when it becomes available, and other filings made with the SEC by the Company may also be obtained by directing a request to Gmarket Inc., 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea, Attention: Investor Relations.

Business Updates Product Category Overview - 1Q09 4 Category Grouping 1Q09 4Q08 1Q08 Clothing/Accessories 281.2 332.7 263.5 Computers/Electronics 317.3 323.3 294.3 Food/Lifestyle 423.9 408.3 349.6 Travel/Media/Service Products 41.3 42.3 26.0 Total GMV 1,063.7 1,106.6 933.4 GMV Growth (YoY) +7% +8% +21% +59% +14% (in billions of Won)

1Q 2009 Highlights Performance Overview 5 (in billions of Won) 10.32 64.65 10.32 204 1Q 2008 Revenues Operating Income Net Income Diluted EPS (in Won) 9.71 7.08 191 1Q 2009 Pro Forma Non-GAAP* YoY YoY YoY YoY -6% -31% -6% * Note: Calculations of Pro Forma Non-GAAP Operating Income, Net Income and EPS are included in the Appendix of this presentation 11.28 71.95 9.06 222* +9% +11% -12% +9% 1Q 2009 (GAAP) 71.95 +11%

71.95 64.65 1Q08 1Q09 11% Increase 6 1Q 2009 Highlights Solid Revenue Growth Quarterly Revenues YoY (in billions of Won) (in billions of Won) 68.52 55.57 52.06 67.21 64.65 70.01 76.98 71.95 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09

1Q08 1Q09 (in billions of Won) (in billions of Won) 7 10.32 9.06 1Q 2009 Highlights Profitability - Operating Income 12% Decrease 13.7% 8.1% 13.7% 16.0% 18.8% 17.9% 18.0% 12.6% OP Margin Quarterly Operating Income YoY 1Q08 1Q09 Pro Forma Non-GAAP * Note: Calculations of Pro Forma Non-GAAP Operating Income is included in the Appendix of this presentation Pro Forma Non-GAAP 7.59 4.23 9.21 10.32 13.18 12.25 13.88 9.06 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09

4Q07 4Q08 9% Increase 10.32 11.28 8.42 5.80 12.41 10.32 16.08 14.73 8 1Q 2009 Highlights Profitability - Net Income Quarterly Net Income YoY (in billions of Won) (in billions of Won) 1Q08 1Q09 15.1% 11.1% 18.5% 16.0% 23.0% 21.5% 19.8% 15.7% Net Margin 15.26 11.28 * Note: Calculations of Pro Forma Non-GAAP Net Income is included in the Appendix of this presentation Pro Forma Non-GAAP Pro Forma Non-GAAP 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08 1Q09

1Q08 1Q09 Business Updates Increasing Advertising Revenue 9 Ads & Other Revenue 64.65 57% 43% 71.95 56% 44% (in billions of Won) (in billions of Won) 43% 64.65 15% Increase 9% Increase Transaction Revenue Non-Seller Transaction Revenue Premium Listings Seller Ads Misc 70.01 47% Quarterly Revenue Mix YoY 68.52 46% 76.98 47% 71.95 44% 1Q08 2Q08 3Q08 4Q08 1Q09

10 Income Statement Results of Operations as a Percentage of Total Revenues Revenues 100.0% 100.0% 100.0% 100.0% 100.0% Cost of revenues 51.2% 53.7% 51.8% 52.8% 54.6% Credit card & bank charges 27.1% 28.2% 26.9% 28.2% 27.4% Click-through fees 12.1% 10.3% 9.1% 8.6% 9.3% Others 12.0% 15.2% 15.8% 16.0% 17.9% Sales & marketing 30.1% 23.5% 19.7% 20.0% 20.8% General & administrative 9.5% 10.9% 10.7% 11.3% 12.1% Pro Forma Non-GAAP* O. I. 9.2% 11.9% 17.8% 16.0% 12.6% Pro Forma Non-GAAP* N. I. 10.6% 14.9% 20.2% 16.0% 15.7% 2006 2007 2008 1Q09 1Q08 * Note: Calculations of Pro Forma Non-GAAP Operating Income and Net Income are included in the Appendix of this presentation

Cash & cash equivalents 50.03 79.47 Cash on deposit 236.51 217.00 Accounts receivable, net 56.80 51.73 Current held-to-maturity securities 46.00 34.00 Total assets 455.24 452.19 Amounts payable to sellers 177.11 184.22 Accounts payable 32.70 28.36 Debt - - Total liabilities 240.84 248.36 Total shareholders' equity 214.40 203.83 (in billions of Won) 11 Summary Balance Sheets As of Mar 31, 2009 As of Dec 31, 2008

Appendix - Reconciliation of GAAP to Non-GAAP 1Q-09 Operating Income / Net Income / EPS GAAP Operating Income \ 7,082 Merger Expenses (a) 1,974 Pro Forma Non-GAAP Operating Income \ 9,056 GAAP Net Income \ 9,707 Merger Expenses (a) 1,974 Tax Effect of excluding Merger Expenses (b) (401) Pro Forma Non-GAAP Net Income \ 11,280 Pro Forma Non-GAAP Net Income Per Diluted Share \ 222 Shares Used in Non-GAAP Diluted Share Calculation 50.85 (a) Merger expenses represent advisor fees relating to the business combination transaction with eBay Inc. These expenses are not directly attributable to the underlying performance of our business operations. We believe that by excluding the merger expenses, investors are provided with supplemental information that is useful in evaluating our ongoing operations and performance. These expenses are deemed to be non-recurring in nature. Management also excludes this expense when evaluating current performance, forecasting future results, measuring core operating results and making operating and strategic decisions. (b) Tax effect of excluding merger expenses from net income. (in millions except per share data) 12

Thank You